UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

05037041

RECEIVED FEB 2 3 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 165

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 43862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET, 5TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER (212) 406-6780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS TURRIN & CO., CPA. P.C.
(Name – *if individual, state last, first, middle name*)

150 BROADWAY (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT TEPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEB CORPORATION, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN D. KODAY-McBURNIE
Notary Public, State of New York
No. 01KO8151765
Qualified in New York County
Commission Expires Oct. 31, 2006

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEB CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

AEB CORPORATION

TABLE OF CONTENTS

THOMAS TURRIN & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
150 BROADWAY
NEW YORK, N.Y. 10038

TEL 212-240-0400
212-240-0440
FAX 212-964-9620

INDEPENDENT AUDITORS' REPORT

Board of Directors
AEB Corporation

We have audited the accompanying statement of financial condition of AEB Corporation as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibilities of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEB Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Thomas Turrin & Co., CPA, P.C.

New York, New York
February 10, 2005

AEB CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 1,149,170
Securities owned, at market	45,900
Prepaid and refundable income taxes	15,000
Deferred income tax asset	26,218
Other assets	23,207
TOTAL ASSETS	$ 1,259,495

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities, accounts payable and accrued expenses	$ 42,467
Commitments and contingencies	
Stockholders' Equity	
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	249,000
Retained earnings	967,028
Total Stockholders' Equity	1,217,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,259,495

See accompanying notes to financial statements.

AEB CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 151,878
Principal transactions	127,089
Interest and dividends	13,244
Consulting fees	167,525
Miscellaneous income	9,187
Total Revenues	468,923
Expenses	
Employee compensation and benefits	389,090
Management fee	120,000
Floor brokerage, exchange, and clearance fees	69,571
Communications and data processing	92,204
Occupancy	56,054
Other expenses	54,432
Total Expenses	781,351
(Loss) Before Income Taxes	(312,428)
Income taxes - New York State and City	3,087
NET (LOSS)	$ (315,515)

See accompanying notes to financial statements.

AEB CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balances, beginning of year	$ 1,000	$ 1,000	$ 249,000	$ 1,282,543
Net Loss	-	-	-	(315,515)
Balances , end of year	$ 1,000	$ 1,000	$ 249,000	$ 967,028

See accompanying notes to financial statements.

AEB CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities	
Net (loss)	$ (315,515)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	-
Changes in operating assets and liabilities:	
Receivables from clearing brokers	22,697
Securities owned, at market	29,690
Prepaid and refundable income taxes	38
Deferred tax asset	(2,104)
Other assets	56,613
Accounts payable and accrued expenses	6,819
Net Cash (Used in) Operating Activities and net decrease in cash and cash equivalents	(201,762)
Cash and Cash Equivalents, Beginning of Year	1,350,932
Cash and Cash Equivalents, End of Year	$ 1,149,170

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
AEB Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company primarily earns commissions from, and trades in securities.

Cash Equivalents:
Investments in money market funds are considered cash equivalents.

Securities Owned:
All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Office Equipment:
Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the declining-balance method over 5-7 years. Equipment was fully depreciated as of December 31, 2004.

Securities Transactions:
Securities transactions and related income and expenses are recorded on a trade-date basis

Income Taxes:
The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued....

NOTE 2 - SECURITIES OWNED

Securities owned consist of corporate equity securities at market value as follows:

Corporate equities	$ 45,900

NOTE 3 - INCOME TAXES

The estimated net realized value of the deferred income tax asset is $26,218 relates to an operating loss of a prior year. A deferred tax asset of $109,000 arose from the current year operating loss. The current year's operating loss may be carried forward 20 years and may offset future taxable income, reducing future income taxes. Based on the Company's recent history, it appears more than likely that the Company may not realize the benefit of the deferred tax asset arising form the current year's net operating loss. Therefore a valuation allowance was considered necessary for the full amount of the current year deferred income tax asset of $109,000.

Taxes currently payable consist of New York State and City Corporation taxes based on the Company's net capital.

Current:	
Federal	$ -
State	3,069
City	1,878
	$ 4,947

NOTE 4 - COMMITMENT

The Corporation is obligated under a non-cancellable lease for office space expiring November 30, 2007. The aggregate annual rental including electrical inclusion, subject to escalations follows:

Year Ending	
December 31, 2005	$ 54,136
December 31, 2006	54,136
December 31, 2007	49,625
	$ 157,897

Continued.......

NOTE 5 - RELATED PARTY TRANSACTIONS

During 1999, the Company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2004, the fee was $120,000.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $1,136,291, which was approximately $1,036,291 in excess of its minimum requirement of $100,000.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain form carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this clearance agreement.

The Company maintains cash balances in two financial institutions. The Federal Deposit Insurance Corporation insures these balances up to $100,000 each.

AEB CORPORATION
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Stockholders' Equity		$ 1,217,028
Less: Non-allowable Assets		
Prepaid and refundable income taxes		15,000
Deferred income tax asset		26,218
Other assets		6,933
Broker Blanket bond		5,000
		53,151
Net capital before haircuts		1,163,877
Haircuts		27,586
Net capital		$ 1,136,291
Aggregate indebtedness		$ 42,467
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,832
Minimum net capital required (Under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($1,136,291 - $100,000)		$ 1,036,291
Percentage of aggregate indebtedness to net capital	$ 42,467 / $ 1,136,291	
		4 %

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.